EXHIBIT 99.3

August 2025 To find, mine and provide the most important and essential ores that allow the world and mankind to create, innovate and prosper. Second Quarter 2025 Financial Results Presentation August 6, 2025

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com 2 Forward - Looking Information This presentation contains “forward - looking information” and “forward - looking statements”, as defined in applicable securities laws (collectively, “forward - looking statements”) including the Private Securities Litigation Reform Act of 1995 which include, but are not limited to, statements with respect to the activities, events or developments that we expect or anticipate will or may occur in the future, including our guidance and targets . Known and unknown risks, uncertainties and other factors, many of which are beyond our ability to predict or control, could cause actual results to differ materially from those contained in the forward - looking statements . Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward - looking statements, as well as Section 21 : Cautionary Note Regarding Forward - looking Information contained in the Company’s management’s discussion and analysis for the quarter ended June 30 , 2025 (the “MD&A”) . All forward - looking statements herein are qualified by this cautionary statement . Accordingly, readers should not place undue reliance on forward - looking statements . We undertake no obligation to update publicly or otherwise revise any forward - looking statements whether as a result of new information or future events or otherwise, except as may be required by law . If we do update one or more forward - looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward - looking statements . Non - IFRS Financial Measures This presentation includes certain non - IFRS financial measures, including cash operating costs per gold equivalent ounce produced, net debt and Adjusted EBITDA, which are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS . We present non - IFRS financial measures when we believe that the additional information is useful and meaningful to investors and to enhance investors’ overall understanding of our current financial performance and our prospects for the future . It is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS . Further details on non - IFRS financial measures and reconciliations to the nearest IFRS financial measure are provided in our Management’s Discussion and Analysis accompanying our financial statements filed from time to time on SEDAR at www . sedar . com Technical Information The technical information in this presentation has been approved and verified by Farshid Ghazanfari, P . Geo . , who is the Qualified Person as that term is defined under NI 43 - 101 and S - K 1300 for Aura . Specific reference is made to, and the technical information in this presentation should be read in conjunction with, Section 22 : Technical Information and the related technical disclosure contained in the MD&A, together with qualifications and assumptions set out therein . Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability . All technical information relating to Aura’s properties and the Company’s mineral reserves and resources is available on SEDAR at www . sedar . com and EDGAR on www . sec . gov . Readers are also advised to refer to the latest annual information form and technical reports of the Company as well as other continuous disclosure documents filed by the Company available at www . sedar . com and www . sec . gov, for detailed information (including qualifications, assumptions and notes set out accordingly) regarding the mineral reserve and mineral resource information contained in the MD&A .

Second Quarter 2025 Results Operational Performance and Highlights

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com Executive Summary – Q2 2025 Highlights 4 • Q 2 2025 production totaled 64 k GEO, + 7 % when compared to Q 1 2025 , and in line with our expectations . No change on guidance . • Another record high Adjusted EBITDA of US $ 106 million in Q 2 2025 , the fourth consecutive quarterly record reported by Aura, driven by gold prices ( $ 3 , 185 avg . in the quarter) and consistent production . In the LTM, Adjusted EBITDA reached US $ 344 MM , with an average gold market price of $ 2 , 812 / Oz . • AISC in the quarter reached US $ 1 , 449 /GEO a decrease by 1 % when compared to Q 1 2025 (US $ 1 , 461 /GEO), in line with the Company’s expectations . At constant Q 2 2024 metal prices, AISC would have been US $ 1 , 312 in the quarter . • Net income of US $ 8 million , despite non - cash losses related to the MTM of gold collars . Excluding the non - cash losses, Adjusted Net Income was US $ 37 million . • Borborema : Production totaled 2 , 577 GEO following the project’s first gold pour . We believe that Borborema is on track to declare commercial production by the end of Q 3 2025 . • Acquisition of Mineração Serra Grande (“MSG”), announced in June 2025 , progressing . Closing is expected during this Q 3 2025 . • Subsequent events : o IPO on Nasdaq : On July 17 , 2025 , Aura announced the closing of its U . S . Initial Public Offering (“IPO ”) of 8 , 100 , 510 common shares, raising a gross proceeds of US $ 196 million , not including the green shoe which remains exercisable by the underwriters for 30 days following the date of the prospectus . Aura expects the offer to contribute to the increase in its ADTV and to concentrate trading liquidity in the US market . Important investors, such as the Lundin family, participated in the IPO . o PEA of Era Dorada released on July 3 rd with average yearly production of 95 k Oz / year (first 4 y), 2 MM /OZ in M&I . , capex US $ 265 MM and unleveraged IRR 24 % and NPV of US $ 485 MM @ US $ 2 , 410 /Oz and room to further improve on the Feasibility Study to be released early 2026 o Aura has exercised its options to acquire 100 % ownership of the Pé Quente and Carajás Projects (formerly known as “Serra da Estrela”) in Brazil . o Dividends : Dividend of US $ 0 . 33 / share based on Q 2 2025 results, above our policy ; LTM yield of 7 . 4 % including share buyback . o Delisting decision from TSX announced, aiming at consolidating stock trading liquidity on Nasdaq

Advancing Safety Culture: Another quarter with no LTI across all Aura’s operations and projects Safety of our Employees Stability of our Structures The Company maintained a strong safety record with zero lost time incidents (“LTIs”) across all operations and projects during Q 2 2025 . Aura has now achieved 12 consecutive months without LTIs and recorded only one LTI over the last two and a half years across all sites including the construction of Borborema Project, underscoring the strength of Aura’s safety culture and commitment to protecting people . Borborema , our newest operational unit, reached a major safety milestone, celebrating 1 , 000 days without a LTI (equivalent to more than 4 million work hours - reflecting the maturity and engagement of the site’s workforce . During the quarter, Aura’s dams, waste dumps and heap leach pads that are currently in operation or that are on care and maintenance were all satisfactorily stable and comply with all current legislation . In June 2025 , Aura Minerals' tailings dams in operation in Brazil received the Declaration of Stability Condition, issued by an independent external consultant, in accordance with the country's legal requirement . Independent external consultants ( Geoconsultoria and GeoSafe ) carried out monthly assessments of the stability and safety conditions of all Aura's geotechnical structures in operation , and all currently have satisfactory stability conditions .

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com Q2 2025 production reached 64k, on track to achieve 2025 Production Guidance 6 Quarterly Production 1 000 GEO 2 Quarterly Production by Business Unit 000 GEO 2 23 7 20 LTM 1. Includes ounces capitalized 2. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio be twe en the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtai ned from sales at the Aranzazu Complex during the relevant periods Aranzazu: Production increase compared to the previous quarter, resulting from higher grades and better recoveries, despite the increase in gold prices which negatively impacted the conversion to GEO. Apoena: Production was in line with expectations , primarily due to the mine’s investment phase. Minosa: Production totaled 18,039 GEO, up 2% when compared to the previous quarter, resulting from higher grades processed during the quarter due to mine sequencing.. Almas: Production was consistent driven by higher ore throughput and improved mine performance, what offset the lower grades in the period. Borborema: Production totaled 2,577 GEO following the project’s first gold pour. 49 65 69 68 64 68 66 60 64 228 234 236 251 266 269 267 259 259 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 20 22 9 8 18 18 13 13 3 Q1 2025 Almas Minosa Apoena 60 64 Aranzazu Q2 2025 Borborema Q2 2025

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com Q2 2025 AISC 7 AISC 1 US$/GEO 2 • Almas: AISC of US$ 1,364 /GEO, decreased by 5% compared to Q2 2024, primarily driven by improved operational performance and higher ore throughput, along with lower Capex during the quarter. • Aranzazu : AISC was US$1,514 in the quarter, representing a 25% increase compared to the same period last year mainly due to differences in metal prices. At constant metal prices, AISC decreased by 3% when compared to Q2 2024, mainly due to higher grades and recoveries • Minosa: In Q2 2025 AISC increased by 12% when compared to Q2 2024, reaching US$1,292. The increase is driven by slightly lower stockpile due to higher rainfall levels during the period • Apoena: AISC was US$1, 751, a 11% decrease when compared to Q2 2024, mainly driven by higher increase in the proportion of costs capitalized as expansion capex, related to the Nosde pit. 1. This refers to All In Sustaining cash operating costs per gold equivalent ounce produced. It is a non - IFRS measure. See appli cable reconciliation to IFRS in our Management’s Discussion and Analysis accompanying our financial statements filed from time to t ime on Sedar+ at www.sedarplus.cam and EDGAR at www.sec.gov 2. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio be twe en the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period. 1,311 1,287 1,328 1,292 1,372 1,461 1,449 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 • AISC ex - Apoena $1,399 • AISC at constant prices Q2 24: $1,312 Q2 2025

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com On track for 2025 Guidance: Production, CC and on track to meet Annual Guidance 8 2025 Production, Cash Cost, AISC and Capex guidance vs. Actuals & 2025 Guidance 144 - 169 244 984 1,290 144 - 169 Production guidance Aura Consolidated thousand GEO 1,4 Cash cost 2, 4 per GEO 1 sold guidance Aura Consolidated $/ GEO AISC 3, 4 per GEO 1 sold guidance Aura Consolidated $/ GEO Capex guidance Aura Consolidated (not including new projects 5 ) $ million 1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio be twe en the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average pr ice of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2024 according to marke t c onsensus projections 2. This refers to cash operating costs per gold equivalent ounce sold 3. This refers to all in sustaining cost per gold equivalent ounce sold 4. It is a non - IFRS measure. See applicable reconciliation to IFRS in our Management’s Discussion and Analysis accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov 5. Not including the development of Matupa or other expansionary projects in the 2025 Expansion Capex; if the Company’s Board of Directors approves new investments, the C ompany will inform the market and update is Expansion Capex guidance for 2025. 6. At Guidance Metal Prices 984 22 74 8 H1 2025 A 99 - 106 10 - 13 40 - 47 2025 Guidance New projects + Expansion Exploration Sustaining 102 149 - 167 266 1,374 1,078 124 266 H1 2025 A 2025 Guidance 300 1,146 1,080 H1 2025 A H1 2025 at Guidance metal prices 2025 Guidance 1,191 1,456 1,367 H1 2025 A H1 2025 at Guidance metal prices 2025 Guidance 1,492 1,374 1,078

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com Borborema 9 • First Gold Pour Produced in June. • Production totaled 2,577 GEO in the Q2 2025. • Commercial production expected by Q3 2025. • Project completed in just 19 months with zero lost time incidents. • Demonstrates Aura’s focus on simple, scalable, and efficient operations. • Strong ESG profile: uses renewable energy and grey water from local municipality. • Upside potential from future reserve growth , tied to planned road relocation.

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com Rodrigo pediu para incluirmos 1 slide sobre PEA Era Dorada Era Dorada  ~200km between Era Dorada and Minosa  ~160 km by road east - southeast of Guatemala City  Nearest town is Asuncion Mita with a population of ~20,000  Connected by the Pan American Highway (mine site is 6km from the highway) • Indicated Mineral Resources of 1 . 9 million ounces of gold, assuming 6 . 35 million tonnes at 9 . 31 grams per tonne . • Total production of approximately 1 . 4 million ounces of gold over a 17 years Life of Mine (“LOM”) . • Average production of 91 k ounces of gold for the first 4 years . • Total initial implementation CAPEX of approximately US $ 264 million • Payback in approximately 3 . 5 years after the beginning of the operation . • After - tax Net Present Value (“NPV”) of US $ 485 million when using the weighted average consensus gold prices for the projected period of US $ 2 , 410 per ounce . • After - tax Project IRR of 24 % when using the weighted average consensus gold prices for the projected period . • US $ 1 , 072 . 4 /oz average Cash Cost . MITA GEOTHERMAL PROJECT – RENEWABLE PROJECT  An advanced - stage and licensed to produce up to 50 megawatts of power Main assumptions used for the base : • Gold price (per ounce) : US $ 2 , 410 • Exchange rate (GTC/USD) : 7 . 75 • Guatemalan Government Royalty : ( % of gross revenues) : 5% • Income taxes : 25% • Discount rate : 5%

Second Quarter and First Semester 2025 Results Financial Results

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com 12 F ourth consecutive record - high Adjusted EBITDA of US $106 million and Net Debt was US$281 million at the end of Q2 2025 Consolidated Financials – Summary page Net Revenues in US$ million Adjusted EBITDA 1 in US$ million Net Income in US$ million Cash and Net Debt 1 in US$ million LTM Adjusted Ebitda LTM Net Income Cash Net Debt LTM Net Revenue 43 (3) Adjusted Net Income: 25 Mostly non cash losses related to gold hedges MTM ND / LTM Ebitda 0.9 0.8 0.6 0.7 27 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our Management’s Discussion and Analysis accompanying ou r financial statements filed from time to time on SEDAR at www.sedar.com and EDGAR at www.sec.gov 134 156 172 162 190 501 547 594 624 680 -200 0 200 400 600 Q2 2024 Q3 2024 Q4 2024 Q1 2025 56 78 79 81 106 180 228 267 295 344 -900 -700 -500 -300 -100 100 300 Q2 2024 Q3 2024 Q4 2024 Q1 2025 - 26 - 12 16 - 73 8 - 33 - 53 - 31 - 95 - 61 Q2 2024 Q3 2024 Q4 2024 Q1 2025 142 144 187 272 280 192 196 270 198 168 Q2 2024 Q3 2024 Q4 2024 Q2 2025 Q2 2025 Q2 2025 0.8 37 Q2 2025 Not including US$ 198 million gross proceeds from Nasdaq IPO Q1 2025

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com 13 Adjusted EBITDA of US$ 106 million and Adjusted Net Income of US $37 million in Q2 2025, mostly related to unrealized loss from MTM gold derivatives 1. 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our Management’s Discussion and Analysis accompanying ou r financial statements filed from time to time on sedar + at www.sedarplus.ca and EDGAR at www.sec.gov Adjusted EBITDA 1 to Net Income Q2 2025 US$ m illion Adjusted EBITDA Amortization & Depletion Financial Expenses Income tax expense Other Net Income MTM losses with gold derivatives Foreign Exchange (gain) loss Deffered Taxes over non - monetary items Adjusted Net Income 24 MTM losses with derivatives 2 Foreign exchange (7) 106 9 Loss on settlement of liability with equity instrument Adjusted net income Adjusted Ebitda (15) Amortization & depletion (60) Financial expense (23) income tax expense 0 Other Net income 8 37 Deferred taxes over non monetary items Non - cash impact • Aranzazu: 35.7 • Minosa: 33.5 • Almas: 24.7 • Apoena: 16.1 • Borborema : 2.1 • Corporate and projects: (5.9) • Unrealized losses with derivative gold collars: 24.3 • Realized loss with derivative gold collars: 11.7

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com 14 Continuous free cashflows generation, financing growth and return for investors via share repurchases and quarterly dividends Change in Cash position¹ – Q2 2025 (Managerial view) US$ million Not including US$ 198 million gross proceeds from Nasdaq IPO Investment for growth (38) Exploration Expenses (36) 221 Subtotal (11) Interest Paid (net of swap derivatives) (9) Proceeds from Debt / Repayments (15) Dividends (3) FX on cash & equivalents and others 168 Cash and Equivalents, June 30, 2025 (30) 198 Cash and Equivalents, March 31, 2025 106 Adjusted EBITDA 2 Exploration Expense Adjusted CAPEX 7 Changes in WC and others (23) Income Taxes paid (5) Lease Payments (12) Realized losses w/ gold hedges Expansion CAPEX 259 Subtotal 198 259 221 168 (2) +60 1. 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our Management’s Discussion and Analysis accompanying ou r financial statements filed from time to time on sedar + at www.sedarplus.ca and EDGAR at www.sec.gov

Contact: Investor Relations – Natasha Utescher natasha.utescher@auraminerals.com www.auraminerals.com

Q&A